February 4, 2008

Mr. Allan Reeh
President and Chief Executive Officer
LG Holding Corporation
3413 S. Ammons Street #22-6
Lakewood, CO 80209

Re: LG Holding Corporation
Amendment No. 2 to Form SB-2 Registration Statement
Filed January 8, 2007
File No. 333-146602

Dear Mr. Reeh:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Executive Compensation, page 20

1.   We note your response to comment 6. Please revise to disclose the material terms of Mr. Reeh's salary arrangement.

Financial Statements, page 24

2.   Please update your financial statements in accordance with Item 310(a) of
        Regulation S-B.

Consolidated Statements of Cash Flows, page F-5

3.   We have reviewed your response to prior comment 8 and the revisions to your
        consolidated statements of cash flows. We note that the operating activity section
        of your consolidated statements of cash flows no longer foots. Please revise your
        consolidated statements of cash flows to account for contributed rent as an
        adjustment to reconcile net loss to net cash provided by operating activities.

                                        *   *   *

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

        We will consider a written request for acceleration of the effective date of the
registration statement as a confirmation of the fact that those requesting acceleration are
aware of their respective responsibilities under the Securities Act of 1933 and the
Securities Exchange Act of 1934 as they relate to the proposed public offering of the
securities specified in the above registration statement. We will act on the request and,
pursuant to delegated authority, grant acceleration of the effective date.

        We direct your attention to Rules 460 and 461 regarding requesting acceleration
of a registration statement. Please allow adequate time after the filing of any amendment
for further review before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested effective date.

You may contact William Demarest, Accountant at 202-551-3432 or Dan Gordon, Accountant, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters. Please contact Byron Cooper at 202-551-3473 or me at 202-551-3785 with any other questions.

Sincerely,

Karen J. Garnett
Assistant Director

cc: David J. Wagner, Esq. (*via facsimile*)